OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
14 Piedmont Center, Suite 1400
Atlanta, Georgia 30305
(404) 949-0700

with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	231082108	Page	2	of	21

1	NAMES OF REPORTING PERSONS: Lewis W. Dickey, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,128,010

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,128,010

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,138,010

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	3	of	21

1	NAMES OF REPORTING PERSONS: John W. Dickey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		3,146,308

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,146,308

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,146,308

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	4	of	21

1	NAMES OF REPORTING PERSONS: Michael W. Dickey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,347,683

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,347,683

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,347,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	5	of	21

1	NAMES OF REPORTING PERSONS: David W. Dickey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,254,352

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,254,352

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,254,352

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	6	of	21

1	NAMES OF REPORTING PERSONS: Lewis W. Dickey, Sr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		884,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		884,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	884,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	7	of	21

1	NAMES OF REPORTING PERSONS: DBBC, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	[ • ]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D
Explanatory Note
     This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Lewis W. Dickey, Jr. with the Securities and Exchange Commission on August 29, 2002 and amended on October 9, 2002, December 19, 2003 and December 22, 2006. This Schedule 13D is also filed by John W. Dickey, Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr., as well as DBBC, L.L.C., a Georgia limited liability company (“DBBC”).
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.
Item 2. Identity and Background
     Item 2 is hereby amended and restated in its entirety to read as follows:
     (a)–(c) This statement is being filed jointly by (1) Lewis W. Dickey, Jr., (2) John W. Dickey, (3) Michael W. Dickey, (4) David W. Dickey, (5) Lewis W. Dickey, Sr., and (6) DBBC, collectively referred to as the reporting persons. The reporting persons have entered into a Joint Filing Agreement, dated as of July 23, 2007, a copy of which is attached hereto as Exhibit 99.1. Neither this statement nor anything contained herein shall be construed as an admission that (a) any reporting person constitutes a “person” for any purposes other than Section 13(d) of the Act or (b) any combination of reporting persons constitutes a “group” for any purpose.
     The principal business address of Lew Dickey, Jr. and John Dickey is c/o Cumulus Media Inc., 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305. The principal business address of Michael Dickey is c/o Dickey Publishing, Inc., 14 Piedmont Center, Suite 1200, Atlanta, Georgia 30305. The principal business address of David Dickey is c/o Dickey Broadcasting Company, 14 Piedmont Center, Suite 1200, Atlanta, Georgia 30305. The principal business address of Lew Dickey, Sr. is 11304 Old Harbor Road, North Palm Beach, Florida 33408. The principal business address of DBBC is 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.
     The principal occupations of Lew Dickey, Jr. and John Dickey are Chairman, President and Chief Executive Officer of the Company and Executive Vice President and Co-Chief Operating Officer of the Company, respectively. The principal occupation of Michael Dickey is Publisher of Dickey Publishing, Inc. The principal occupation of David Dickey is President of Dickey Broadcasting Company. Lew Dickey, Sr. is a private investor.
     DBBC is a Georgia limited liability company and its principal business is to hold the shares of Class A Common Stock that it currently owns. Lew Dickey Jr., John Dickey, Michael Dickey and David Dickey together constitute all of the members of DBBC. Lew Dickey, Jr. is the sole manager and president of DBBC and John Dickey, Michael Dickey and David Dickey are each vice presidents of DBBC.
     (d) During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) The reporting persons who are natural persons (including the members and officers of DBBC) are each citizens of the United States of America.
Item 3. Source and Amount of Funds or other Consideration
     Item 3 is hereby supplemented as follows:
     Except as previously defined, all capitalized terms in this Item 3 have the respective meanings ascribed to such terms in Item 4 below.
     The aggregate value of the Merger is approximately $1.3 billion. It is anticipated that the funding for the Merger will be in the form of $286.0 million in cash contributed to Parent by the Fund, pursuant to the Equity Commitment Letter and $920.0 million in debt financing to be arranged by Merrill Lynch Capital Corporation pursuant to the Debt Commitment Letter, as described in further detail in Item 4 below. In addition, it is anticipated that approximately 5.1 million shares of Class A Common Stock (or securities convertible into shares of Class A Common Stock) will, pursuant to the Equity Rollover Letters, be contributed to Parent, as described in further detail in Item 4 below.
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented as follows:
     On July 20, 2007, Lew Dickey, Jr. and Merrill Lynch Global Private Equity (the “Sponsor”), on behalf of an investor group that also includes members of Mr. Dickey’s family, submitted a written offer (the “Offer Letter”) to the Company’s board of directors to acquire all of the outstanding shares of the Company’s capital stock at a cash purchase price of $10.65 per share. In connection with the resulting negotiations with the board of directors, Lew Dickey, Jr. and the Sponsor submitted an additional offer letter, dated July 22, 2007 (the “Revised Offer Letter”). Copies of the Offer Letter and the Revised Offer Letter are attached as Exhibits 99.2 and 99.3 to this statement and are incorporated by reference herein.
     On July 23, 2007, a special committee of independent directors, which was formed to, among other things, consider the terms and conditions set forth in the Offer Letter, unanimously recommended that the Company’s full board of directors approve the Agreement and Plan of Merger (the “Merger Agreement”), among Cloud Acquisition Corporation, a Delaware corporation formed by the reporting persons and the Sponsor for purposes of the transaction (“Parent”), Cloud Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. Upon receipt of the recommendation of the special committee, the Company’s board of directors approved the Merger Agreement on July 23, 2007.
     Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each outstanding share of the Company’s common stock, other than (a) the Rollover Shares (as defined below), (b) shares owned by the Company, Parent or any wholly owned subsidiaries of the Company or Parent, or (c) shares owned by any stockholders who are entitled to and who have properly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $11.75 per share in cash.
     Consummation of the Merger is subject to various conditions, including approval of the Merger by the stockholders of the Company, FCC approval, and other customary closing conditions.
     It is contemplated that, upon the consummation of the Merger, the certificate of incorporation and the bylaws of the Company will be amended in their entirety to be substantially identical to the certificate of incorporation and the bylaws, respectively, of Merger Sub. Further, it is anticipated that, upon the consummation of the Merger, the directors of Merger Sub will be the directors of the Company.
     Upon consummation of the Merger, it is contemplated that the Class A Common Stock will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     A copy of the Merger Agreement is attached as Exhibit 99.4 to this statement and is incorporated by reference herein.
     Concurrently with the execution of the Merger Agreement, each of the reporting persons (other than DBBC) delivered to Parent an equity rollover letter (collectively, the “Equity Rollover Letters”) pursuant to which they agreed to contribute an aggregate of 5,106,383 shares of Class A Common Stock (the “Rollover Shares”) to Parent in exchange for equity securities of Cloud Holding Company, LLC, a Delaware limited liability company and the holder of all of the membership interests in Parent (“HoldCo”). Copies of the Equity Rollover Letters are attached as Exhibits 99.5-99.9 to this statement and are incorporated by reference herein.
     Additionally, concurrently with execution of the Merger Agreement, the reporting persons (other than DBBC) entered into a voting agreement with Parent and the Company (the “Voting Agreement”), pursuant to which the reporting persons agreed, among other things, to vote (subject to certain conditions) all of the Class A Common Stock beneficially owned by them in favor of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, or in favor of any “Superior Proposals” (as defined in the Merger Agreement). A copy of the Voting Agreement is attached as Exhibit 99.10 to this statement and is incorporated by reference herein.

     Simultaneously with the execution of the Merger Agreement, Lew Dickey, Jr. entered into a Cooperation Agreement with the Company (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, during the period prior to consummation of the Merger, Lew Dickey, Jr., solely in his capacity as Chief Executive Officer, agreed to cooperate with the special committee to solicit and respond to “Company Acquisition Proposals” (as defined in the Merger Agreement) to the extent permitted by the Merger Agreement. A copy of the Cooperation Agreement is attached as Exhibit 99.11 to this statement and is incorporated by reference herein.
     On July 23, 2007, Parent obtained an equity commitment letter pursuant to which an MLGPE Fund US Alternative, L.P., an affiliate of the Sponsor (the “Fund”), will contribute $286.0 million in cash in exchange for membership interests in HoldCo (the “Equity Commitment Letter”) and Merger Sub obtained a debt financing commitment for $1.02 billion in debt financing from Merrill Lynch Capital Corporation (the “Debt Commitment Letter”) for the transactions contemplated by the Merger Agreement. Copies of each are attached as Exhibits 99.12 and 99.13, respectively, to this statement and are incorporated by referenced herein.
     On July 23, 2007, the Company issued a press release describing the Merger (the “Press Release”). A copy of the Press Release is attached as Exhibit 99.14 to this statement and is incorporated by reference herein.
     In connection with the transactions contemplated by the Merger Agreement, the reporting persons (other than DBBC) and the Sponsor expect to enter into an Interim Investor Agreement with HoldCo and Parent (the “Interim Investors Agreement”), pursuant to which the parties expect to agree, among other things, to cause Parent to (1) satisfy its closing conditions under the Merger Agreement (subject to certain conditions), (2) obtain debt financing, (3) negotiate definitive arrangements with certain members of the Company’s current management, and (4) negotiate a limited liability company agreement for HoldCo.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer Letter, the Revised Offer Letter, the Merger Agreement, the Equity Rollover Letters, the Voting Agreement, the Cooperation Agreement, the Equity Commitment Letter, the Debt Commitment Letter and the Press Release, each of which is filed as an exhibit hereto and is incorporated herein by reference.
     Other than as described above, the reporting persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the reporting persons reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, the number of shares of Class A Common Stock and the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”), outstanding is assumed to be 36,726,247 and 644,871, respectively (which is the number of shares of those classes of common stock that the Company represented in the Merger Agreement as outstanding as of June 30, 2007).
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 5,138,010 shares of Class A Common Stock as follows:
•	1,602,449 shares of Class A Common Stock directly owned;

•	options to purchase 1,380,000 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 5,138,010 shares, or 12.8% of the outstanding shares of Class A Common Stock.
     John W. Dickey
     John Dickey is deemed to beneficially own 3,146,308 shares of Class A Common Stock as follows:
•	1,767,246 shares of Class A Common Stock directly owned; and

•	options to purchase 1,379,062 shares of Class A Common Stock, which are exercisable within 60 days.
     Assuming exercise of all of the foregoing options, John Dickey would be deemed to beneficially own 3,146,308 shares, or 8.3% of the outstanding shares of Class A Common Stock.
     Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr.
     Michael Dickey, David Dickey and Lew Dickey Sr. are deemed to beneficially own 1,347,683 shares, or 3.7%, 1,254,352 shares, or 3.4%, and 884,000 shares, or 2.4%, of the outstanding shares of Class A Common Stock, respectively.
     DBBC, L.L.C.

     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the arrangements expected to be set forth in the Interim Investor Agreement and various matters described in Item 4 above, the reporting persons and the Sponsor may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person and the Sponsor may be deemed to beneficially own all shares of Class A Common Stock beneficially owned by each other reporting person and the Sponsor. To the knowledge of the reporting persons, on July 2, 2007, the Sponsor beneficially owned 123,700 shares, or less than 1%, of the issued and outstanding Class A Common Stock. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons and the Sponsor would collectively beneficially own, in the aggregate, 28.3% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person or the Sponsor.
     Other than as set forth above with respect to Lew Dickey, Jr. and John Dickey, none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons nor, to the knowledge of the reporting persons, the Sponsor, beneficially owns any shares of Class A Common Stock other than as set forth herein.
     (b) Each reporting person has sole power to vote or direct the vote and to dispose or to direct the disposition of only those shares of Class A Common Stock beneficially owned by such reporting person as indicated in paragraph (a) of this Item 5, except that, as president and sole manager of DBBC, Lew Dickey, Jr. also is deemed to have shared voting and dispositive power with respect to all shares of Class A Common Stock beneficially owned by DBBC.
     (c) Except as described above, none of the reporting persons has had any transactions in the Class A Common Stock during the past 60 days.
     (d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Class A Common Stock that are the subject of this report.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby supplemented as follows:
     Each of the Offer Letter, the Revised Offer Letter, the Merger Agreement, the Equity Rollover Letters, the Voting Agreement, the Cooperation Agreement, the Equity Commitment Letter, the Debt Commitment Letter (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.
     In connection with the consummation of the Merger, the reporting persons and the Sponsor intent to enter into one or more equity holders’ agreements, which are expected to contain provisions regarding corporate governance, board seat allocation, limitations on transfers, drag-along rights, tag-along rights, preemptive rights and registration rights, as well as other customary provisions found in such agreements.
     As of the date hereof, all shares of Class A Common Stock owned by Lew Dickey, Jr. have been pledged as collateral to UBS Securities, or an affiliate thereof, to secure certain loans made to him, and all shares of Class A Common Stock owned by John Dickey have been pledged as collateral to UBS Securities, or an affiliate thereof, to secure certain loans made to him. Under the customary terms of the pledge arrangements, in the event of default, the lenders may be entitled to dispose of the pledged shares.
     Lew Dickey, Jr. is party to a Voting Agreement, dated June 30, 1998, which is described in the statement on Schedule 13D, filed August 29, 2002.
     Except as described in this Item 6, none of the reporting persons or, to the knowledge of the reporting persons, the Sponsor, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and restated in its entirety to read as follows:

Ex.	Name
99.1	Joint Filing Agreement, dated July 23, 2007, among Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey, Lewis W. Dickey, Sr. and DBBC.

99.2	Offer Letter, dated July 20, 2007.

99.3	Revised Offer Letter, dated July 22, 2007.

99.4	Agreement and Plan of Merger, dated July 23, 2007, among Cloud Acquisition Corporation, Cloud Merger Corporation and the Company (incorporated by reference to Exhibit 2.1 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.5	Equity Rollover Letter, dated July 23, 2007, from Lewis W. Dickey, Jr.

99.6	Equity Rollover Letter, dated July 23, 2007, from John W. Dickey.

99.7	Equity Rollover Letter, dated July 23, 2007, from Michael W. Dickey.

99.8	Equity Rollover Letter, dated July 23, 2007, from David W. Dickey.

99.9	Equity Rollover Letter, dated July 23, 2007, from Lewis W. Dickey, Sr.

Ex.	Name
99.10	Voting Agreement, dated July 23, 2007, by and among Cloud Acquisition Corporation, the Company, Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey, and Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 2.4 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.11	Cooperation Agreement, dated July 23, 2007, between Lewis W. Dickey, Jr. and the Company (incorporated by reference to Exhibit 2.2 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.12	Equity Commitment Letter, dated July 23, 2007, from MLGPE Fund US Alternative, L.P.

99.13	Debt Commitment Letter, dated July 23, 2007, from Merrill Lynch Capital Corporation.

99.14	Press Release, dated July 23, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.15	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Company’s Form 10-Q for the period ended September 30, 2001).

99.16	Power of Attorney, dated July 23, 2007, by Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey, Lewis W. Dickey, Sr. and DBBC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007	/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007	/s/ John W. Dickey
John W. Dickey

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007	/s/ Michael W. Dickey
Michael W. Dickey

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007	/s/ David W. Dickey
David W. Dickey

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007	/s/ Lewis W. Dickey, Sr.
Lewis W. Dickey, Sr.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DBBC, L.L.C.
Dated: July 23, 2007	By:	/s/ Lewis W. Dickey, Jr.
	Name:	Lewis W. Dickey, Jr.
	Title:	Manager